FORUM CAPITAL SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

---

1. Nature of business

Forum Capital Securities LLC (the "Company"), a wholly-owned subsidiary of FCP Holdings LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is primarily comprised of advisory fees for capital raising and private placement services.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents. Cash equivalents at December 31, 2015 consisted of a money market account.

Investment Banking Fees Receivable

The Company carries its investment banking fees receivable at billed amounts less an allowance for doubtful accounts. If necessary, on a periodic basis, the Company evaluates its investment banking fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2015.

The Company has negotiated with certain clients the payment of investment banking fees over a period greater than one year. At December 31, 2015 included in investment banking fees receivable is approximately $3,987,000, due over a period greater than one year. The Company reserves the right to charge interest on any fees not collectible within the agreed specified time period. During the year ended December 31, 2015 the Company charged approximately $318,000 of interest income on long term receivables.

Revenue Recognition

Advisory fees are recognized as earned on a pro rata basis over the term of the related contract. Investment banking fees are recorded as earned in accordance with the terms of the private placement agreement.

FORUM CAPITAL SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

---

2. Summary of significant accounting policies (continued)

Income Taxes

The Company is a single member limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the member for income tax purposes. The Company's parent is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is recorded as an imputed expense.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was approximately $518,000 which was approximately $513,000 in excess of its minimum requirement of $5,000.

4. Related party transactions

Pursuant to a service agreement, the Parent provides various services on behalf of the Company. These include professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel and other general and administrative services for which the Company pays the Parent. As of December 31, 2015, $115,000 of other assets is prepaid to the Parent related to this agreement.

5. Concentrations

The Company periodically maintains significant cash balances in a single financial institution. Management does not anticipate any material losses as a result of this concentration.

For the year ended December 31, 2015, approximately 82% of revenues earned were from two customers. Investment banking fees receivable from these customers aggregated approximately $5,964,000 at December 31, 2015.

FORUM CAPITAL SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

---

6. Subsequent Events

Subsequent events have been evaluated through February 23, 2016 which is the date the financial statements were available to be issued, and no events have been identified which require identification.